NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS APRIL 2006 DISTRIBUTION AND UPDATES HEDGING INFORMATION AND 2006 CAPITAL EXPENDITURE PROGRAM

Calgary, AB – April 17, 2006 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to confirm that its distribution to be paid on May 15, 2006 in respect of income received by PET for the month of April 2006, for Unitholders of record on April 28, 2006, will be $0.24 per Trust Unit.  The ex-distribution date is April 26, 2006.  The April distribution brings cumulative distributions paid since the inception of the Trust to $8.744 per Trust Unit.

The Trust continues to supplement its hedging and physical forward sales portfolio in light of current weakness in natural gas prices related to historically high storage levels.  The following is a summary of PET’s current and physical forward sales arrangements:

Volumes at AECO
Type of Contract	GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
Financial	30,000 GJ/d	$ 7.48	-	-	April 2006 – October 2006
Physical	42,500 GJ/d	$ 7.64	-	-	April 2006 – October 2006
Physical	5,000 GJ/d	-	$ 9.00	$ 12.50	April 2006 – October 2006
Period Total	77,500		$ 7.67(1)		April 2006 – October 2006
Financial	32,500 GJ/d	$ 9.037	-	-	November 2006 – March 2007
Financial	5,000 GJ/d	-	$ 9.50	$ 11.00	November 2006 – March 2007
Financial	5,000 GJ/d	-	$ 9.00	$ 10.00	November 2006 – March 2007
Physical	32,500 GJ/d	$ 9.047	-	-	November 2006 – March 2007
Physical	5,000 GJ/d	-	$ 9.00	$ 11.00	November 2006 – March 2007
Physical	5,000 GJ/d	-	$ 9.00	$ 10.00	November 2006 – March 2007
Physical	5,000 GJ/d	-	$ 8.50	$ 11.00	November 2006 – March 2007
Period Total	90,000		$ 9.03(1)		November 2006 – March 2007
Financial	35,000 GJ/d	$ 8.03	-	-	April 2007 – October 2007
Physical	37,500 GJ/d	$ 8.045	-	-	April 2007 – October 2007
Period Total	72,500		$ 8.04		April 2007 – October 2007
Financial	22,500 GJ/d	$ 9.471	-	-	November 2007 – March 2008
Physical	22,500 GJ/d	$ 9.337	-	-	November 2007 – March 2008
Period Total	45,000		$ 9.404		November 2007 – March 2008

(1)

Average price calculated using fixed price and floor price for collars

The Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to downside in natural gas prices.  PET continues to project that monthly cash distributions are sustainable at $0.24 per Trust Unit for the foreseeable future given PET’s current hedges and physical forward natural gas sales, the forward market for natural gas prices and the Trust’s opportunity inventory for production additions to offset natural production declines from PET’s base assets.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

The Trust’s winter 2006 capital expenditure program is now complete. Total expenditures were approximately $80 million and 25 to 30 MMcf/d of new production has been brought onstream thus far.

After break-up, PET plans to continue its planned capital program in its Southern core area, constructing pipelines for new wells that were drilled prior to break-up in east-central Alberta and continuing drilling operations in east-central Alberta, southern Alberta and southwest Saskatchewan.   PET plans to spend up to $20 million in its Southern core area through the remainder of the year.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB” and “PMT.DB.A”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor